June 20, 2025

Joshua Ralston
Chief Executive Officer
General Enterprise Ventures, Inc.
1740H Del Range Blvd, Suite 166
Cheyenne, WY 82009

       Re: General Enterprise Ventures, Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed June 12, 2025
           File No. 333-282611
Dear Joshua Ralston:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 3, 2025 letter.

Amendment No. 4 to Registration Statement on Form S-1
Business
Patents, trademarks and licenses and their duration, page 55

1.     We note your response to prior comment 6 and reissue the comment in part. The
       application title for patent 225-100USA000 still references a 20 May 2025 filing deadline. Please update this disclosure or advise. Additionally, please clarify the type
       of patent protection reflected by the    Pending Fire-Protected Product
  and    Granted
       Fire-Protected Product    headers in the table and note whether there is
a difference
       between the patents marked with an "X" and those marked with a "Y." Finally, please ensure the type of patent protection is noted for each patent in the table. It appears that no boxes were checked for patents 200-054PCT000 and 225-092PCT000.
 June 20, 2025
Page 2
Employment Agreements, page 63

2. We note your response to prior comment 7. Please revise to describe the second sentence of Section 2(a) of Exhibits 10.3, 10.7 and 10.8.

      Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-
7153 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   Anthony F. Newton, Esq.